Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074

Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No. 604
The Goldman Sachs Group, Inc.

Medium-Term Notes, Series B

$128,500,000
Enhanced Participation Notes due June 2008
(Linked to the Dow Jones Euro STOXX 50® Index)

The amount that you will be paid on the stated maturity date, which is June 20, 2008 (unless extended due to market disruption or non-business days), is linked to the performance of the Dow Jones Euro STOXX 50® Index.

•	If the Dow Jones Euro STOXX 50® Index increases, you will be paid the face amount of your note plus 1.85% for every 1% increase in the level of the index, subject to a cap in the appreciation of the index of 20%.

•	If the Dow Jones Euro STOXX 50® Index decreases by not more than 7%, you will be paid the face amount of your note.

•	If the Dow Jones Euro STOXX 50® Index decreases by more than 7%, you will be paid the face amount of your note minus 1% of the face amount for every additional 1% decrease in the level of the index plus 7% of the face amount.

The cap on the appreciation of the index will be 20%, and therefore the maximum index gain you may receive at maturity will be 37% of the face amount of your note (the product of the cap and the participation rate of 1.85). The maximum payment at maturity that you could realize on your investment will be 137% of the face amount of your note.

You could lose 93% of your investment in your note; a percentage return below −7% on the Dow Jones Euro STOXX 50® Index will reduce the payment you will receive on the stated maturity date below the face amount of your note. However, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note (the minimum denomination) is limited to $1,370 (an amount equal to 137% of the outstanding face amount). In addition, we will not pay interest on the notes and we will not pay any other amount with respect to your note prior to the stated maturity date.

We will determine the amount to be paid to you on your note by first calculating the percentage increase or decrease, if any, in the Dow Jones Euro STOXX 50® Index from the initial index level of 4,093.40 (as determined on the trade date) to the final index level (the closing level of the index on the determination date, which will be June 13, 2008, unless postponed due to market disruption or non-business days), which we refer to as the index return. We will then calculate the amount, if any, which you will be paid for your note on the stated maturity date as follows:

•	if the index return is greater than or equal to the cap, we will pay you an amount equal to (1) the face amount of your note plus (2) the maximum index gain of 37% of the face amount of your note;

•	if the index return is greater than zero but less than the cap, we will pay you an amount equal to (1) the face amount of your note plus (2) the face amount of your note multiplied by 1.85 times the index return;

•	if the index return is equal to or less than zero but equal to or greater than the downside threshold return of −7%, we will pay you an amount equal to the face amount of your note; and

•	if the index return is less than the downside threshold return of −7%, we will pay you an amount equal to (1) the face amount of your note minus (2) the face amount of your note multiplied by the index return (which will be less than 0%, but will be expressed as a positive number) plus (3) 7% of the face amount of your note.

Because we have provided only a brief summary of the terms of your note above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Note” on page S-12.

Your investment in the notes involves certain risks. We encourage you to read “Additional Risk Factors Specific to Your Note” on page S-3 so that you may better understand those risks.

Original issue date (settlement date): December 20, 2006
Original issue price: 100% of the face amount
Underwriting discount: 0.15% of the face amount
Net proceeds to the issuer: 99.85% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

The Dow Jones Euro STOXX 50® is the intellectual property of (including registered trademarks) Stoxx Limited, Zurich, Switzerland and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA, (the “Licensors”), which is used under license. The securities based on the Index are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto.

Goldman, Sachs & Co.

Prospectus Supplement dated December 13, 2006.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your note, has the terms described below and under “Specific Terms of Your Note” on page S-12. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: Dow Jones Euro STOXX 50® Index (Bloomberg: SX5E)

Face amount: each note will have a face amount equal to $1,000; $128,500,000 in the aggregate for all the offered notes

Payment amount: on the stated maturity date, we will pay the holder of each note an amount in cash equal to:

•	if the index return is greater than or equal to the cap, we will pay you an amount equal to (1) the face amount of your note plus (2) the maximum index gain;

•	if the index return is greater than zero but less than the cap, we will pay you an amount equal to (1) the face amount of your note plus (2) the face amount of your note multiplied by 1.85 times the index return;

•	if the index return is equal to or less than zero but equal to or greater than the downside threshold return of –7%, we will pay you an amount equal to the face amount of your note; and

•	if the index return is less than the downside threshold return of –7%, we will pay you an amount equal to (1) the face amount of your note minus (2) the face amount of your note multiplied by the index return (which will be less than 0%, but will be expressed as a positive number) plus (3) 7% of the face amount of your note.

The cap on the appreciation of the index will be 20%, and therefore the maximum index gain as a percentage of face amount will be 37% (the product of the cap and the participation rate of 1.85, expressed as a percentage of the face amount of your note). The maximum payment at maturity that you could realize on your investment will be 137% of the face amount of your note.

Trade date: December 13, 2006

Initial index level: 4,093.40

Final index level: the closing level of the index on the determination date, except in the limited circumstances described under “Specific Terms of Your Note — Consequences of a Market Disruption Event” on page S-14 and subject to adjustment as provided under “Specific Terms of Your Note — Discontinuance or Modification of the Index” on page S-14

Cap: the cap on the appreciation of the index is 20%

Index return: the result of (i) the final index level minus the initial index level divided by (ii) the initial index level, expressed as a percentage

Maximum index gain: the maximum index gain will be 37% of the face amount of your note, which is the product of the cap (expressed as a percentage of the face amount of your note) times the participation rate of 1.85

Stated maturity date: June 20, 2008, unless extended for up to six business days

Determination date: June 13, 2008, unless extended for up to five business days

No interest: the offered notes will not bear interest

No Listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Calculation agent: Goldman, Sachs & Co.

Business day: as described on page S-15

Trading day: as described on page S-15

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTE

An investment in your note is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your note is a riskier investment than ordinary debt securities. Also, your note is not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your note is linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Principal of Your Note Is Not Protected

The principal of your note is not protected. Our cash payment on your note on the stated maturity date will be based on the performance of the Dow Jones Euro STOXX 50 Index as measured on the determination date. You may lose up to 93% of your investment in your note.

Also, the market price of your note prior to the stated maturity date may be significantly lower than the purchase price you pay for your note. Consequently, if you sell your note before the stated maturity date, you may receive far less than the amount of your investment in the note.

The Potential Return on Your Note is Limited

The maximum index gain at maturity will be 37% of the face amount of your note. The maximum payment on your note at maturity therefore will be 137% of the face amount, which is the face amount plus the maximum index gain. If the index return is positive, i.e., there has been an increase in the index, you will participate in any such increase on a 1.85-to-one basis, subject to the maximum index gain of 37%. As a result, you will not benefit from any increase in the level of the index in excess of 20%.

If the index return exceeds 20%, your return on the notes at maturity will be less than the return on a direct investment in the index (without taking into account dividends, account taxes and other costs related to such a direct investment).

Your Note Does Not Bear Interest

You will not receive any interest payments on your note. Even if the amount payable on your note on the stated maturity date exceeds the face amount of your note, the overall return you earn on your note may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Return on Your Note Will Not Reflect
any Dividends Paid on the Index Stocks

The index sponsor calculates the level of the index by reference to the prices of the common stocks included in the index, without taking account of the value of dividends paid on those stocks. As a result, the return on your note will not reflect the return you would realize if you actually owned the stocks included in the index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the index stocks by the index stock issuers. See “— You Have No Shareholder Rights or Rights to Receive any Stock” below for additional information.

The Market Value of Your Note
May Be Influenced by Many
Factors That Are Unpredictable
and Interrelated in Complex Ways

When we refer to the market value of your note, we mean the value that you could receive for your note if you chose to sell it in the open market before the stated maturity date. The market value of your note will be affected by many factors that are beyond our control and are unpredictable. Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your note may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your note given a change in a specific factor, assuming all other conditions remain constant.

The Index Level Will Affect the Market Value of Your Note

We expect that the market value of your note at any particular time will depend substantially on the amount, if any, by which the level of the index has risen above or has fallen below the initial index level (subject to a cap in the appreciation of the index of 20%). If you sell your note prior to maturity, you may receive substantially less than the amount that would be payable on the stated maturity date based on a final index level equal to that current level because of an expectation that the index level will continue to fluctuate until the final index level is determined. Changes in the dividend rates of the stocks underlying the index may affect the level of the index and, indirectly, the market value of your note. Economic, financial, regulatory, political, military and other developments that affect stock markets generally and the stocks underlying the index may also affect the level of the index and, indirectly, the market value of your note.

You cannot predict the future performance of the index based on its historical performance. Moreover, the actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little or no relation to the historical levels of the index or to the hypothetical return examples shown elsewhere in this prospectus supplement.

Changes in Interest Rates Are Likely to Affect the Market Value of Your Note

We expect that the market value of your note, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your note and a traditional debt security in different degrees. For example, if U.S. interest rates increase, we expect that the market value of your note will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your note will increase.

The Time Remaining to Maturity is Likely to Affect the Market Value of Your Note

Prior to the stated maturity date, the market value of your note may be higher than one would expect if that value were based solely on the level of the index and the level of interest rates. This difference would reflect a “time value” due to expectations concerning the level of the index and interest rates during the time remaining to the stated maturity date. However, as the time remaining to the stated maturity date decreases, we expect that this time value will decrease, lowering the market value of your note.

Changes in Our Credit Ratings May Affect the Market Value of Your Note

Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your note. However, because your return on your note is dependent upon factors, such as the level of the index and interest rates, in addition to our ability to pay our obligation on your note, an improvement in our credit ratings will not reduce the other investment risks related to your note.

An Investment In The Offered Notes Is Subject To Risks Associated With Foreign Securities Markets

The indices that comprise the basket include stocks issued by foreign companies in the Europe. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the indices may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in Europe are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

If the Level of the Index Changes, the
Market Value of Your Note May Not Change
in the Same Manner

Your note may trade quite differently from the performance of the index. Changes in the level of the index may not result in a comparable change in the market value of your note. In part, this is because your note is subject to a maximum index gain of 37%, and a maximum payment at maturity of 137% of the face amount of your note. The market value of your note likely will be less than it would have been had your note not been subject to a maximum index gain. Even if the level of the index increases above the initial index level during the term of the notes, the market value of your note may not increase by the same amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Note May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by
Goldman Sachs in Instruments Linked to the
Index or Index Stocks May Impair the Value
of Your Note

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing futures and other instruments linked to the index or index stocks. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index or the stocks comprising the index, which we refer to as index stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your note. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the level of the index or one or more of the index stocks. Any of these hedging activities may adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and therefore the market value of your note and the amount we will pay on your note at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your note may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to the index or index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and, therefore, the market value of your note and the amount we will pay on your note at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the index or one or more of the index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your note and the amount we will pay on your note at maturity.

You Have No Shareholder Rights or Rights to Receive any Stock

Investing in your note will not make you a holder of any of the index stocks. Neither you nor any other holder or owner of your note will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks. Your note will be paid in cash, and you will have no right to receive delivery of any index stocks.

Our Business Activities May Create Conflicts of Interest Between You and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the index and the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your note and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the index, could be adverse to your interests as a beneficial owner of your note.

Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to the index and some or all of the issuers of the index stocks. Any of these activities by any of our affiliates may affect the level of the index and, therefore, the market value of your note and the amount we will pay on your note at maturity.

As Calculation Agent, Goldman, Sachs & Co.
Will Have the Authority to Make Determina-
tions that Could Affect the Value of
Your Note, When Your Note Matures and the
Amount You Receive at Maturity

As calculation agent for your note, Goldman, Sachs & Co. will have discretion in making various determinations that affect your note, including determining the final index level on the determination date, which we will use to determine the amount we must pay on the stated maturity date, and determining whether to postpone the stated maturity date because of a market disruption event. See “Specific Terms of Your Note” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your note and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between You and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

The Policies of the Index Sponsor and
Changes That Affect the Index or the
Index Stocks Could Affect the Amount
Payable on Your Note and Its Market Value

The policies of the index sponsor concerning the calculation of the index level, additions, deletions or substitutions of index stocks and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the index level could affect the index level and, therefore, the amount payable on your note on the stated maturity date and the market value of your note before that date. The amount payable on your note and its market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the index level, or if the index sponsor discontinues or suspends calculation or publication of the index level, in which case it may become difficult to determine the market value of your note. If events such as these occur, or if the final index level is not available on the determination date because of a market disruption event or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the final index level on the determination date — and thus the amount payable on the stated maturity date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the final index level on the determination date and the amount payable on your note more fully under “Specific Terms of Your Note — Discontinuance or Modification of the Index” and “Specific Terms of Your Note — Role of Calculation Agent” below.

There Is No Affiliation Between the Index
Stock Issuers or the Index Sponsor and Us, and We Are Not Responsible for Any
Disclosure by Any of the Other Index Stock
Issuers or the Index Sponsor

We are not affiliated with the issuers of the index stocks or the index sponsor. Neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index or any of the other index stock issuers. You, as an investor in your note, should make your own investigation into the index and the index stock issuers. See “The Index” below for additional information about the index.

Neither the index sponsor nor any of the other index stock issuers are involved in this offering of your note in any way and none of them have any obligation of any sort with respect to your note. Neither the index sponsor nor any of the index stock issuers have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your note.

Your Note May Not Have
an Active Trading Market

Your note will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your note. Even if a secondary market for your note develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your note in any secondary market could be substantial.

We Can Postpone the Stated Maturity Date If a Market Disruption Event Occurs

If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing. As a result, the stated maturity date for your note will also be postponed, although not by more than six business days. Thus, you may not receive the cash payment that we are obligated to deliver on the stated maturity date until several days after the originally scheduled due date. Moreover, if the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date. If the calculation agent determines that the final index level that must be used to determine the payment amount is not available on the determination date, either because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the final index level based on its assessment, made in its sole discretion, of the final index level on that day.

Certain Considerations for Insurance
Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Note Are Uncertain

The tax consequences of an investment in your note are uncertain, both as to the timing and character of any inclusion in income in respect of your note. We discuss these matters under “Supplemental Discussion of Federal Income Tax Consequences” below. Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize your note for all purposes as a pre-paid forward contract with respect to the index. If your note is so treated, you will generally recognize capital gain or loss upon the sale or maturity of your note in an amount equal to the difference between the amount you receive upon the sale of your note or on the stated maturity date and the amount you paid for your note. Such gain or loss generally would be long-term capital gain or loss if you held your note for more than one year. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your note in your particular circumstances.

HYPOTHETICAL RETURNS ON YOUR NOTE

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical index levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The levels in the left column of the table represent hypothetical closing levels for the index on the determination date and are expressed as percentages of the initial index level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index levels and a maximum index gain of 37% and are expressed as percentages of the outstanding face amount of a note. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would pay for the outstanding face amount of a note on the stated maturity date would equal 100% of the outstanding face amount of a note, based on the corresponding hypothetical final index level and the assumptions noted below.

The information in the table reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your note prior to the stated maturity date, your return will depend upon the market value of your note at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. For more information on the value of your note in the secondary market, see “Additional Risk Factors Specific to Your Note — The Market Value of Your Note May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000
Maximum index gain as a percentage of the face amount	37%*
Maximum payment at maturity	$1,370

No market disruption event occurs
No change in or affecting any of the index stocks or the method by which the index sponsor calculates the index

*	Potential gains on the notes at maturity will be calculated by multiplying the positive index return times 1.85 times the face amount up to the maximum index gain. Since the maximum index gain as a percentage of face amount on the notes will be 37%, an investor would not participate in an index return of more than 20%.

The index has been highly volatile — meaning that the index level has changed substantially in relatively short periods — in the past and its performance cannot be predicted for any future period.

For these reasons, the actual performance of the index over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the index shown elsewhere in this prospectus supplement. For information about the level of the index during recent periods, see “The Index — Historical Closing Levels of the Index” below.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the index stocks. Among other things, the return on the notes will not reflect any dividends that may be paid on the index stocks.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your note to a comparatively greater extent than the after-tax return on the index stocks.

Hypothetical Final	Hypothetical Payment
Index Level as	Amount
Percentage of Initial	(as Percentage
Index level	of Face Amount)

150.00%	137.00%
130.00%	137.00%
120.00%	137.00%
115.00%	127.75%
110.00%	118.50%
104.00%	107.40%
102.00%	103.70%
100.00%	100.00%
99.00%	100.00%
98.00%	100.00%
97.00%	100.00%
93.00%	100.00%
90.00%	97.00%
75.00%	82.00%
50.00%	57.00%
25.00%	32.00%
0.00%	7.00%

If, for example, the final index level were determined to be 25% of the initial index level, the payment amount that we would deliver on your note at maturity would be 32% of the face amount of your note, as shown in the table above. As a result, if you purchased your note on the original issue date and held it to the stated maturity date, you would lose 68% of your investment.

The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your note) that we would deliver to the holder of your note on the stated maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final index level of less than 93% of the initial index level (the section left of the 93% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100% of the face amount of your note (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the note.

Payments on this note are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond and an option, in each case, bought by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the note or the United States income tax treatment of the note as described under “Supplemental Discussion of Federal Income Tax Consequences” below.

We cannot predict the actual final index level on the determination date or the market value of your note, nor can we predict the relationship between the index level and the market value of your note at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at stated maturity and the rate of return on the offered notes will depend on the actual final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table and chart above.

SPECIFIC TERMS OF YOUR NOTE

Please note that in this section entitled “Specific Terms of Your Note”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your note; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first two pages of this prospectus supplement, the following terms will apply to your note:

No interest: we will not pay interest on your note

Specified currency:

•	U.S. dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000, or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your note as described under “— Special Calculation Provisions” below

•	a business day for your note will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. If you have purchased your note in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your note in more detail below.

Index, Index Sponsor and Index Stocks

In this prospectus supplement, when we refer to the index, we mean the index specified on the front cover page, or any successor index, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Index” below. When we refer to the index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the index as then in effect. When we refer to the index stocks as of any time, we mean the stocks that comprise the index as then in effect, after giving effect to any additions, deletions or substitutions.

Payment of Principal on Stated Maturity Date

The payment amount, if any, for each offered note outstanding on the stated maturity date will be an amount in cash equal to:

•	if the index return is greater than or equal to the cap, we will pay you an amount equal to (1) the face amount of your note plus (2) the maximum index gain;

•	if the index return is greater than zero but less than the cap, we will pay you an amount equal to (1) the face amount of your note plus (2) the face amount of your note multiplied by 1.85 times the index return;

•	if the index return is equal to or less than zero but equal to or greater than the downside threshold return of –7%, we will pay you an amount equal to the face amount of your note; and

•	if the index return is less than the downside threshold return of –7%, we will pay you an amount equal to (1) the face amount of your note minus (2) the face amount of your note multiplied by the index return (which will be less than 0%, but will be expressed as a positive number) plus (3) 7% of the face amount of your note.

The cap on the appreciation of the index will be 20%, and therefore the maximum index gain will be 37% (the product of the cap and the participation rate of 1.85 (expressed as a percentage of face amount)).

The index return is calculated by subtracting the initial index level from the final index level and dividing the result by the initial index level, with the quotient expressed as a percentage.

If the final index level is greater than the initial index level, i.e., the index return is positive due to an increase in the Dow Jones Euro STOXX 50® Index, you will participate in any such increase on a 1.85-to-one basis, subject to the maximum index gain of 37%. Consequently, the maximum payment you could receive at maturity will be 137% of the face amount of your note (which is the face amount plus the maximum index gain) and you will therefore not benefit from any increase in the level of the index in excess of 20%.

If the final index level is less than the initial index level, i.e., the index return is negative due to a decline in the Dow Jones Euro STOXX 50® Index, but not by more than 7%, you will receive the face amount of your note on the stated maturity date. If the final index level declines by more than 7% from the initial index level, then 93% of the face amount of your note will be exposed to any such decline. As a result, if the index declines by more than 7%, the payment you would receive at maturity would be less than the face amount of your note and might even be reduced to 7% of the face amount of your note.

The calculation agent will determine the final index level, which will be the closing level of the index on the determination date, as calculated and published by the index sponsor. However, the calculation agent will have discretion to adjust the final index level on any particular day or to determine it in a different manner as described under “— Discontinuance or Modification of the Index” below.

Stated Maturity Date

The stated maturity date will be June 20, 2008, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If June 13, 2008 is not the determination date referred to below, however, then the stated maturity date will be the fifth business day following the determination date, provided that the stated maturity date will never be later than the fifth business day after June 20, 2008 or, if June 20, 2008 is not a business day, later than the sixth business day after June 20, 2008. The calculation agent may postpone the determination date — and therefore the stated maturity date — if a market disruption event occurs or is continuing on the determination date. We describe market disruption events under “— Special Calculation Provisions” below.

Determination Date

The determination date will be June 13, 2008 unless such day is not a trading day or the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be later than June 20, 2008 or, if June 20, 2008 is not a business day, later than the first business day after June 20, 2008.

Consequences of a Market Disruption Event

As indicated above, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date or any such day is not a trading day, then the determination date will be postponed to the next following business day on which a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed by more than five business days.

If the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date. If the calculation agent determines that the final index level that must be used to determine the payment amount is not available on the determination date, either because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the final index level based on its assessment, made in its sole discretion, of the final index level on that day.

Discontinuance or Modification of the Index

If the index sponsor discontinues publication of the index and the index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the index, then the calculation agent will determine the amount payable on the stated maturity date by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the index is discontinued and there is no successor index, or that the final index level is not available on the determination date because of a market disruption event or for any other reason, the calculation agent will determine the amount payable on the stated maturity date, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index.

If the calculation agent determines that the index, the stocks comprising the index or the method of calculating the index is changed at any time in any respect — including any split or reverse split of the index and any addition, deletion or substitution and any reweighting or rebalancing of the index stocks and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the index or the method of its calculation as it believes are appropriate to ensure that the final index level used to determine the amount payable on the stated maturity date, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Default Amount on Acceleration

If an event of default occurs and the maturity of your note is accelerated, we will pay the default amount in respect of the principal of your note at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your note at maturity will be made to an account designated by the holder of your note and approved by us, or at the office of the trustee in New York City, but only when your note is surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your note that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your note, however, the term business day may have a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the index, market disruption events, business days, the index return, the final index level, the default amount and the payment amount on your note, if any, to be made at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your note. We may change the calculation agent for your note at any time after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your note, we mean a day that is a business day as defined in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your note, we mean a day on which the Eurex exchange is open for trading and the index is calculated and published by the index sponsor.

Default Amount

The default amount for your note on any day will be an amount, in the specified currency for the face amount of your note, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your note as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your note. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your note in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your note, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your note.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, are not trading on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc.

and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index or to any index stock.

For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to the index or an index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index or an index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

As is the case throughout this prospectus supplement, references to the index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of futures and other instruments linked to the index on the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the index or the index stocks. Consequently, with regard to your note, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the index or some or all of the index stocks,

•	may take or dispose of positions in the securities of the index stock issuers themselves,

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the European equity market and/or

•	may take short positions in the index stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your note from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index or the index stocks. We expect these steps to involve sales of instruments linked to the index or foreign currencies on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the index stocks, or listed or over-the-counter options, futures or other instruments linked to the index, some or all of the index stocks or indices designed to track the performance of the European equity market.

The hedging activity discussed above may adversely affect the market value of your note from time to time and the amount we will pay on your note at maturity. See “Additional Risk Factors Specific to Your Note — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or Index Stocks May Impair the Value of Your Note” and “Additional Risk Factors Specific to Your Note — Our Business Activities May Create Conflicts of Interest Between You and Us” above for a discussion of these adverse effects.

THE INDEX

Dow Jones Euro STOXX 50® Index

We have obtained all information regarding the index, including its make-up, method of calculation and changes in its components from publicly available information prepared by Dow Jones and do not assume any responsibility for the accuracy or completeness of that information. The Dow Jones Euro STOXX 50® Index is a capitalization-weighted index of 50 European blue-chip stocks. The index was developed with a base value of 1,000 as of December 31, 1991. The index composition is reviewed annually in September and as of September 18, 2006, covers 50 stocks from the 12 Eurozone countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The index contains the 40 largest stocks on the selection list of the 600 largest stocks traded on the major exchanges of 17 European countries and any remaining current components of the Dow Jones Euro STOXX 50 ranked between 41 and 60 are then added as index components. If the component number is still below 50, then the largest stocks on the selection list of the 600 largest stocks are added until the index contains 50 stocks. The index is weighted by free float market capitalization and each component’s weight is capped at 10% of the index’s total free float market capitalization. The free float weights are reviewed quarterly. Additional information about the index is available on the following website: http://www.stoxx.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Historical Closing Levels of the Index

The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your note. You should not take the historical levels of the index as an indication of the future performance of the index. We cannot give you any assurance that the future performance of the index or the index stocks will result in you receiving an amount greater than the face amount of your note on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the index.

The actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2004, 2005 and 2006, through December 13, 2006. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Final Closing Levels of the Index

	High	Low	Close

2004
Quarter ended March 31	2,959.71	2,702.05	2,787.49
Quarter ended June 30	2,905.88	2,659.85	2,811.08
Quarter ended September 30	2,806.62	2,580.04	2,726.30
Quarter ended December 31	2,955.11	2,734.37	2,951.24
2005
Quarter ended March 31	3,114.54	2,924.01	3,055.73
Quarter ended June 30	3,190.80	2,930.10	3,181.54
Quarter ended September 30	3,429.42	3,170.06	3,428.51
Quarter ended December 31	3,616.33	3,241.14	3,578.93
2006
Quarter ended March 31	3,874.61	3,532.68	3,853.74
Quarter ended June 30	3,890.94	3,408.02	3,648.92
Quarter ended September 30	3,899.41	3,492.11	3,899.41
Quarter ending December 31 (through December 13, 2006)	4,109.81	3,880.14	4,094.33

License Agreement

We, or Goldman, Sachs & Co., has entered into non-exclusive license agreements with the sponsor of the Dow Jones Euro STOXX 50® Index, whereby we and our affiliates, in exchange for a fee, will be permitted to use the index in connection with the offer and sale of the offered notes. We are not affiliated with the index sponsor; the only relationship between the index sponsor and us is the licensing of the use of such index and trademarks relating to such index.

Neither The Goldman Sachs Group, Inc. nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of the index or any successor index.

The Dow Jones Euro STOXX 50® Index is owned and published by STOXX. The license agreement between STOXX and Goldman, Sachs & Co. provides that the following language must be set forth in this prospectus supplement: STOXX Limited (“STOXX”) and Dow Jones & Company, Inc. (“Dow Jones”) have no relationship to Goldman Sachs, other than the licensing of the Dow Jones Euro STOXX 50® Index and the related trademarks for use in connection with the notes.

STOXX and Dow Jones do not:

•	Sponsor, endorse, sell or promote the notes.

•	Recommend that any person invest in the notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of notes.

•	Have any responsibility or liability for the administration, management or marketing of the notes.

•	Consider the needs of the notes or the owners of the notes in determining, composing or calculating the Dow Jones Euro STOXX 50® Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the notes. Specifically,

•	STOXX and Dow Jones do not make any warranty, express or implied, and disclaim any and all warranty about:

•	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the Dow Jones Euro STOXX 50® Index and the data included in the Dow Jones Euro STOXX 50® Index;

•	The accuracy or completeness of the Dow Jones Euro STOXX 50® Index and its data;

•	The merchantability and the fitness for a particular purpose or use of the Dow Jones Euro STOXX 50® Index and its data;

•	STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Euro STOXX 50® Index or its data;

•	Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between Goldman Sachs and STOXX is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

All disclosures contained in this prospectus supplement regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones. Goldman Sachs does not assume any responsibility for the accuracy or completeness of that information.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the note for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law.

This section applies to you only if you are a United States holder that holds your note as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a regulated investment company;

•	a tax exempt organization;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your note should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your note are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your note in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

You will be obligated pursuant to the terms of the note — in the absence of an administrative determination or judicial ruling to the contrary — to characterize your note for all tax purposes as a forward contract to purchase the index at the stated maturity date, for which payment was made on the issue date.

If your note is characterized as described above, your tax basis in your note generally would equal your cost for your note. Upon the sale or exchange of your note, you would recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in your note. The gain or loss generally would be short-term capital gain or loss if you hold the note for one year or less and would be long-term capital gain or loss if you hold the note for more than one year. If you purchase your note in the initial offering and do not sell or exchange your note before the maturity date, you would generally recognize long-term capital gain or loss equal to the difference between the amount of cash received at maturity and your tax basis in the note.

There is no judicial or administrative authority discussing how your note should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could treat your note as a single debt instrument subject to special rules governing contingent payment obligations.

Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your note — and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your note prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale or maturity of your note in an amount equal to the difference, if any, between the amount you receive at that time and your adjusted basis in your note. In general, if you purchase your note on the original issue date, your adjusted basis in your note will equal the amount you paid for your note, increased by the amount of interest you previously accrued with respect to your note, in accordance with the comparable yield and the projected payment schedule for your note.

If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your note would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and, thereafter, as capital loss.

If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your note in a manner that results in tax consequences to you different from those described above. For example, it is possible that the Internal Revenue Service may take the position that you are required to accrue the 7% guaranteed return over the life of the note and that it should be characterized as ordinary income irrespective of the amount you receive upon the maturity of your note.

Backup Withholding and
Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your note.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 2975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38), and transaction with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

  If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. intends to resell the offered notes at the original issue price.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $25,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

$128,500,000

The Goldman Sachs
Group, Inc.

Enhanced Participation Notes
due June 2008
(Linked to the Dow Jones Euro STOXX 50® Index)

Medium-Term Notes, Series B

Goldman, Sachs & Co.